Exhibit 99.1

Trip.com Group to Hold Annual General Meeting on December 21, 2021

SHANGHAI, November 15, 2021 - Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced that it will hold an annual general meeting of shareholders (the “AGM”) at 9:00 a.m. on December 21, 2021 (Hong Kong time) at the address of Building 16, 968 Jin Zhong Road, Shanghai, the People’s Republic of China.

Holders of record of ordinary shares of the Company at the close of business on November 16, 2021 (Hong Kong time) are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) as of the close of business on November 16, 2021 (New York time) who wish to exercise their voting rights for the underlying ordinary shares represented by their ADSs must act through the depositary of the Company’s ADS program, The Bank of New York Mellon. The purpose of the annual general meeting is for the Company’s shareholders to consider, and if thought fit, pass and approve (i) the adoption of the Chinese name “攜程集團有限公司” as the dual foreign name of the Company, and (ii) the amendment and restatement of the Company’s Second Amended and Restated Memorandum and Articles of Association by the deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://investors.trip.com/, as well as on the SEC’s website at http://www.sec.gov/. Trip.com Group has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2020, with the U.S. Securities and Exchange Commission. Trip.com Group’s Form 20-F can be accessed on the above-mentioned websites. Shareholders and ADS holders may request a hard copy of the Company’s annual report, free of charge, by contacting Investors Relations Department, Trip.com Group Limited, Building 16, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, or by email to iremail@trip.com.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading one-stop travel platform globally, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel and get inspired, to make informed and cost-effective travel bookings, and to enjoy hassle-free, on-the-go support and share travel experience. Founded in 1999 and listed on Nasdaq in 2003, the Company operates under a portfolio of brands, including Ctrip, Qunar, Trip.com and Skyscanner.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these factors and other risks and uncertainties is included in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited.

All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: (+86) 21 3406 4880 X 12229

Email: iremail@trip.com